UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Interim Results

28 July 2003



PEARSON PLC INTERIM RESULTS (unaudited)

Six months ended 30 June 2003



                                          Half year       Half year     Change -      Change -    Full year
                                               2003            2002  as reported    underlying         2002

Sales                                     GBP1,665m       GBP1,813m         (8)%          (3)%    GBP4,320m
Business performance
Operating profit*                            GBP38m          GBP76m        (50)%         (71)%      GBP493m
Profit/ (loss) before tax*                  GBP(1)m          GBP26m           --                    GBP399m
Adjusted earnings/ (loss) per share          (2.3)p            0.5p           --                      30.3p
Operating free cash flow                  GBP(375)m       GBP(304)m        (23)%                    GBP305m
Statutory results
Operating profit/ (loss)                  GBP(110)m       GBP(111)m           1%                    GBP143m
Loss before tax                           GBP(138)m       GBP(188)m          27%                   GBP(25)m
Loss per share                              (20.1)p         (26.0)p          23%                    (13.9)p
Dividend per share                             9.4p            9.1p           3%                      23.4p
Net borrowings                            GBP1,897m       GBP1,957m           3%                  GBP1,408m



     *Continuing operations before goodwill, non-operating items and integration costs.

On track for the full year



- Pearson makes most of its sales and all of its profits in the second half.

- Revenues and operating profits were down in the first half, as expected, due to tough trading conditions in advertising and technology businesses and phasing of book publishing revenues into the second half.

- Strong momentum built for second half, based on significant market share gains and further cost reductions.



Strong competitive performances



- Pearson Education takes the number one position in new US School adoptions; US Higher Education continues to grow well ahead of the industry.



- FT Group profits up as IDC remains resilient and cost controls reduce impact of advertising declines at business newspapers.



-         Penguin profits down in first half as expected; best-ever publishing schedule in the second half.



Continuing efficiency gains



- Ongoing cost reductions offset tough trading conditions in business newspapers and technology publishing.



-         Further integration of school software and book publishing businesses.



-         Working capital management continues to improve.



Marjorie Scardino, Pearson's chief executive, said:



"We are confident about the full year because we are making the most of our strong market positions and operating on much lower costs. Our book publishing operations are proving resilient and performing well ahead of their competitors. Our business newspapers, with lower costs and improved content, will bounce back strongly when business advertising recovers."

Financial review



Sales in the six months to June 30, 2003 were GBP1,665m, 3% lower than in the first half of 2002. Sales were affected by tough trading conditions for our business newspapers and technology-related operations, a shift of business into the second half of the year at our education and consumer publishing businesses and the absence of the one-off, 2002 Transportation and Security Administration
(TSA) contract. Operating profit was GBP38m versus GBP76m last year, due to business phasing. Adjusted earnings per share fell from 0.5p to a loss of 2.3p.



Operating free cash flow was GBP71m lower at (GBP375)m. The two main factors were business phasing and a receivable due from the TSA. Improved inventory management resulted in the average working capital to sales ratio in our book publishing businesses improving to 31.9% (from 32.8% in 2002). Total free cash flow improved by GBP8m to (GBP381)m, helped by lower finance and integration charges.



On a statutory basis, our loss before tax for the half-year improved 27% to GBP138m, helped by a lower (non cash) goodwill charge of GBP148m (GBP182m in 2002). The loss reflects the fact that Pearson makes all its profits in the second half but amortises goodwill evenly through the year.



Pearson's net borrowings, which are at their peak at the half-year stage, were 3% lower than last year at GBP1,897m. The board has declared a 3% increase in the interim dividend to 9.4p.



Outlook



At this stage the outlook for our major businesses is:



- At Pearson Education, we expect the US School industry to grow at the low end of the 0-3% range and the US College industry to grow in the 5-7% range this year. In both markets, we expect to grow ahead of the industry as we build on the market share we gained in the first half. Revenues and profits in our Professional business will be significantly lower than last year due to the continued recession in technology publishing and the absence of the one-off, $400m TSA contract.



- Though corporate and financial advertising remains depressed, the FT Group should deliver profits ahead of last year. The FT Group is benefiting from continued strength at IDC and further cost reductions across its business newspapers. Those cost measures, together with investments in our business newspapers, will increase the benefits of an eventual advertising recovery.



- At Penguin, we are confident of revenue growth greater than the overall consumer publishing industry, which we expect to be broadly flat this year, and further profits progress. Penguin has its strongest-ever publishing schedule and has made an excellent start to the rest of the year.



In the second half, we expect our interest charge to be similar to the first-half level of GBP39m based on current exchange rates. We expect free cash flow to benefit from reduced finance charges, working capital efficiencies and lower integration spend.



For more information:



Luke Swanson/ Jeff Taylor          + 44 (0) 20 7010 2310



Pearson's interim results presentation for investors and analysts will be webcast live today from 0930 (BST) and available for replay from 12 noon (BST) via www.pearson.com. We are holding a conference call for US investors at 1500
(BST)/ 1000 (EDT). To participate in the conference call or to listen to the audiocast, please register at www.pearson.com.



Video interviews with Marjorie Scardino and Rona Fairhead are also available at www.pearson.com.

High resolution photographs are available for the media at www.newscast.co.uk.



Notes. Throughout this statement (unless otherwise stated):

1. Growth rates are stated on an underlying basis, excluding the impact of currency movements and portfolio changes. Pearson generates approximately 70% of its revenues in the US. The average exchange rate for the first half of 2003 was GBP1:$1.61 (GBP1:$1.45 in the first half of 2002). The full year exchange rate in 2002 was GBP1:$1.51;

2. Adjusted figures are presented as additional measures of business performance. They are stated before goodwill, integration costs and non-operating items. Goodwill is amortised over no more than 20 years.

3. The 'business performance' measures, which Pearson uses alongside other measures to track performance, are included to provide additional detail on business performance. They are non-GAAP measures for both US and UK reporting. Reconciliations of operating profit, profit/ (loss) before tax, adjusted earnings per share and operating free cash flow to the equivalent statutory heading under UK GAAP are included in notes 2, 5, 6 and 10 respectively.


Pearson Education

                               Half year     Half year          Change -        Change -    Full year
GBP millions                        2003          2002       as reported      underlying         2002

Sales
School                               487           519              (6)%              0%        1,151
Higher Education                     196           222             (12)%              3%          775
Professional                         244           285             (14)%            (6)%          784
FT Knowledge                           -            23                --              --           46
Total                                927         1,049             (12)%            (1)%        2,756

Operating profit
School                                12            12                0%           (26)%          115
Higher Education                    (43)          (32)             (34)%           (54)%          142
Professional                           5            29             (83)%           (81)%           81
FT Knowledge                          --           (9)                --              --         (12)
 Total                              (26)             0                --              --          326


Notes:



1. In May 2003, Pearson and Edexcel agreed to create a new UK examining body, London Qualifications, with Pearson taking a 75% stake. In the first half of the year, Edexcel contributed GBP16m of revenues to our School division.



2. At the start of 2003, we moved our Alpha consumer publishing imprint from Pearson Education's Professional division to Penguin.



3. In January 2003 we restructured FT Knowledge, selling its corporate training arm and integrating its remaining businesses within the FT and Pearson Education's Professional business.



Sales at Pearson Education were down level with last year. Pearson Education faces tough comparisons throughout 2003 due to the absence of the one-off, $400m TSA contract (which contributed $55m/ GBP38m of revenues in the first half of 2002).



Sales at our School business were flat.The US School industry has been affected by state budget pressures, with some states reducing their planned spend on textbooks, testing programs and software, or deferring purchases into the second half of the year. However, adoption states are spending and our business is performing very strongly and growing ahead of the industry.



In school publishing we expect to lead the industry in new adoption sales* this year, taking approximately 30% of the total new adoption market (even though we competed for only 85% of the adoption opportunities). We have successfully re-entered the Social Studies market, securing approximately 33% of all Social Studies adoptions and taking the leading position in the key Texas adoption. We expect to win more than 40% of Secondary Literature adoptions, taking the number one position in both Florida and California. We also have good early results from the open territories, which buy textbooks later in the year.



Revenues at our US School testing business were slightly up, as it began work on several contracts won last year. It continued to extend its market leadership, even as some states delayed or reduced their testing programmes in the face of budget pressures. In the first half we have won several major new testing contracts in the US, including a five-year contract with the US College Board, beginning in 2005, to process and score the constructed response part of the SAT, the world's most widely used college admissions test. In May we became a major player in UK education testing through our partnership with Edexcel, one of the UK's leading examining and awarding bodies. Although, with budget pressures, school software sales are down on last year, we have significantly reduced costs and improved products by integrating our software and content businesses, and we expect them to breakeven for the full year.



Outside the US, our English Language Teaching business grew 7%. We are benefiting from strong demand for textbooks and online programs as countries in Asia, Latin America and Europe integrate English language instruction into their school curriculum.



* In the US, 21 'adoption' states buy textbooks and related programmes to a planned contract schedule, which means the level of spending varies from year to year according to this schedule. The 'open territory' states are those in which local districts buy textbooks on an as-needed basis rather than on a published state adoption schedule.






Our Higher Education business makes approximately three-quarters of its revenues in the second half of the year, with major selling seasons in July/ August and December, ahead of the two US college semesters. The business reports losses in the first half as it invests in publishing, sales and marketing to deliver full-year growth. Worldwide, sales were up 3% and increased investment moved first-half losses up to GBP43m.



In the US, sales were up 4%. According to Management Practice Data, gross sales for the industry were flat. Our share gains are based on a strong publishing schedule with several successful first editions, sales growth of more than 20% in custom publishing and the extension of our technology, particularly online course management systems, into new subject areas such as economics, health and physiology.



Revenues were down 6% in our Professional business and profits down sharply. The key factors were the 2002 TSA contract and the continued recession in technology markets around the world. Stripping out the impact of the TSA contract, the Professional business is growing. We are benefiting from several major new contracts won from Federal departments including Defense and Health and Human Services, and the first full year of our contract to certify nurses in our 200 professional testing centres. These contracts were in start-up phase in the first half, with profits coming through strongly later in the year.



Sales at our technology publishing business continued to decline with the IT industry. Our costs are already some $80m lower than three years ago and we have taken a series of further steps to reduce costs, both in the US and internationally. In the second half we will benefit from the absence of restructuring costs to implement these changes (which were absorbed in our operating profit) and the normal phasing of the business, which is weighted to the end of the year.





Financial Times Group


                               Half year          Half year            Change -     Change -     Full year
GBP millions                        2003               2002         as reported   underlying          2002

Sales
Financial Times                      102                115               (11)%        (14)%           224
Other FT publishing                   54                 55                (2)%        (12)%           105
Recoletos                             82                 74                 11%           0%           148
IDC                                  132                126                  5%           3%           249
Total                                370                370                  0%         (5)%           726

Operating profit
Financial Times                     (15)               (11)               (36)%        (38)%          (23)
Other FT publishing                    3                  6               (50)%        (54)%            10
Recoletos                             14                 14                  0%         (9)%            29
IDC                                   41                 35                 17%          21%            70
Associate and joint ventures           0                (6)                  --           --           (6)
 Total                                43                 38                 13%          17%            80




Note: In February 2003, IDC acquired S&P Comstock, a real-time pricing business. In the first half of the year, Comstock contributed GBP13m of revenues to IDC.



Sales at the FT Group were 5% lower as the deep recession in corporate and financial advertising continued to hit our business newspapers. Profits were up 17%, helped by lower internet losses, additional cost savings and further progress at IDC.



Advertising revenues at the Financial Times continued to decline, falling 18% in the first half of the year. Average daily sales of the Financial Times for the six months to June were 461,000, a decline of 5% on the previous year. Although FT.com also felt the effects of the advertising downturn, its revenues were level with last year as paid subscribers grew to 57,000 (against 16,000 a year ago). FT.com's audience continued to grow with 3.5m unique monthly users in June, up from 2.8m a year ago.



The UK edition of the Financial Times has been successfully revamped with more UK business news, improved design and a new weekend magazine. The FT's UK circulation was 6% higher in May and June than in the four months before the revamp (though still lower than in the previous year), and the magazine is attracting new consumer advertising campaigns. We will launch a new Asian edition of the FT in the Autumn, completing our global coverage. We have continued to reduce costs at the FT, more than funding our investments in the newspaper through GBP13m of further cost savings this year. We are taking additional cost measures, including integrating our UK and European commercial operations, which we expect to generate approximately GBP15m of cost savings in 2004.



The advertising recession also reduced profits at Les Echos and FT Business. Average daily circulation at Les Echos was 117,000, a 3% decline that was significantly better than the overall newspaper industry in France. In September we will launch Les Echos in a new format, broadening its appeal to readers and advertisers. At FT Business, advertising volumes were approximately 20% lower but a series of cost reduction measures enabled us to maintain double digit margins.



At Recoletos (Bolsa Madrid: REC), our 79%-owned Spanish media company, sales were level with last year. Advertising revenues were down 3% overall and 14% in Recoletos' business and finance division. Circulation at sports newspaper Marca increased a further 4% to 378,000, but declined 6% to 46,000 at Expansion, Spain's leading business newspaper. All of Recoletos' major titles are gaining readership share.



Interactive Data Corporation (NYSE: IDC), our 60%-owned asset pricing business, increased revenues by 3% and operating profit by 21%. It is benefiting from the complete integration of the Merrill Lynch pricing business; its latest acquisition, real-time pricing service Comstock; and good growth from its high value pricing services. Although revenue growth has been dampened by tough conditions in the financial services industry, renewal rates in IDC's institutional business have remained high at 95%.



The FT Group's Associates and Joint Ventures broke even in the first half (against a loss of GBP6m in the first half of 2002). FT Deutschland, our joint venture with Gruner + Jahr, grew circulation 11% to 91,000 and increased advertising revenues, and we are considering further expansion. The Economist Group, in which Pearson owns a 50% stake, increased profits despite the difficult advertising market, with weekly circulation at The Economist up to more than 900,000 (from 838,000 in the first half of 2002).



The Penguin Group

                              Half year     Half year        Change -         Change -    Full year
GBP millions                       2003          2002     as reported       underlying         2002
Sales                               368           394            (7)%             (3)%          838

Operating profit                     21            38           (45)%            (45)%           87





Note: At the start of 2003, we moved our Alpha publishing imprint from Pearson Education's Professional division to Penguin.



The Penguin Group's revenues and profits declined, as expected, in the first half of the year. Our schedule of major frontlist titles is strongly weighted to the second half and the war in Iraq dampened US consumer spending in general and backlist sales in particular in April and May. Penguin's US sales were down 4% in the first half, in line with the overall US consumer publishing industry. Sales were up 4% in the UK, with strong performance from non-fiction titles including Michael Moore's million copy selling Stupid White Men, Antony Beevor's Berlin and Ellen MacArthur's Taking on the World.



Though the industry remains soft, we have seen a pick-up in June and July, with Penguin making an excellent start to the second half of the year. John Steinbeck's East of Eden has sold 1.2 million copies in the four weeks since it was selected for Oprah Winfrey's Book Club. Kate Remembered, Scott Berg's account of 20 years of conversations with Katharine Hepburn, was published in mid-July and we have already shipped more than 680,000 copies in hardback.



Penguin's second-half publishing list is its strongest ever. Many of our most popular and consistent best-selling authors have major books scheduled for publication in the Autumn. In the US, they include Patricia Cornwell, Nora Roberts, John Sandford, Nathaniel Philbrick, Amy Tan, Jan Karon, Garrison Keillor and Terry McMillan; and in the UK, Michael Moore, Simon Jenkins, Griff Rhys Jones, Pat Barker, Lisa Jewell and Lesley Pearse. Penguin is publishing new books by Tom Clancy and Clive Cussler in both markets. In September The English Roses, the first of five illustrated children's books by Madonna, will be published in 42 language editions in 100 countries. Penguin is the distributor in the US and publisher in other English language markets worldwide. Dorling Kindersley is also on track for a strong second half, led by Tom Peters' new-style business book Re-Imagine, Earth, the definitive family reference book on the planet, and America 24/7, which captures more than 1200 images documenting the lives of people in every US state in a single week.



Penguin and Pearson Education continue to collaborate on joint publishing initiatives and programmes to capitalize on the scale they enjoy as the world's largest book publisher. Having successfully integrated Pearson Education and Penguin in Australia and Canada, we are now moving to shared back offices, technology, warehousing and distribution in the UK. This integration programme, which will cost GBP20m in 2003, will generate GBP20m of annual cost savings worldwide from 2005, shared between Penguin and Pearson Education.



ENDS





Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F. The company undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events or otherwise.


Consolidated Profit and Loss Account

for the six months to 30 June 2003


                                   Note         2003         2002         2002
                                           half year    half year    full year

all figures in GBP millions

Sales (including share of joint                1,673        1,819        4,331
ventures)
Less: share of joint ventures                     (8)          (6)         (11)
Sales                                2a        1,665        1,813        4,320
Group operating (loss) /                        (105)         (79)         194
profit
Share of operating loss of
joint ventures
and associates                   2c / d           (5)         (32)         (51)
Total operating (loss) /             2b         (110)        (111)         143
profit
Total operating (loss) / profit
analysed between :
Operating profit before                           38           76          493
goodwill amortisation, goodwill
impairment and integration
costs
Goodwill amortisation and                       (148)        (182)        (340)
impairment
Integration costs                                  -           (5)         (10)
Total operating (loss) /             2b         (110)        (111)         143
profit
Loss on sale of fixed assets                      (1)           -          (13)
and investments
Profit / (loss) on sale of            3           12            7          (27)
subsidiaries and associates
Profit on sale of subsidiaries                     -            3            3
and associates by an
associate
Non operating items                               11           10          (37)
(Loss) / profit before interest                  (99)        (101)         106
and taxation
Net finance costs                     4          (39)         (87)        (131)
Loss before taxation                  5         (138)        (188)         (25)
Taxation                              7           (9)          (6)         (64)
Loss after taxation                             (147)        (194)         (89)
Equity minority interests                        (13)         (13)         (22)
Loss for the financial period                   (160)        (207)        (111)
Dividends on equity shares            8          (74)         (73)        (187)
Retained loss                                   (234)        (280)        (298)
Adjusted (loss) / earnings per        6         (2.3)p        0.5p        30.3p
share
Loss per share                        6        (20.1)p      (26.0)p      (13.9)p
Diluted loss per share                6        (20.1)p      (26.0)p      (13.9)p
Dividend per share                    8          9.4p         9.1p        23.4p


There is no difference between the loss before taxation and the retained loss for the period stated above and their historical cost equivalents.


The results for the 2002 full year are an abridged version of the full accounts, which have received an unqualified audit report from the auditors and have been filed with the Registrar of Companies.First half year figures are neither audited nor reviewed.





Consolidated Balance Sheet

as at 30 June 2003


                                                2003         2002         2002
all figures in GBP millions                half year    half year    full year
Fixed assets
Intangible assets                              3,560        3,939        3,610
Tangible assets                                  498          528          503
Investments: joint ventures
Share of gross assets                              1            4            7
Share of gross liabilities                         -            -            -
                                                   1            4            7
Investments: associates                           62          107          106
Investments: other                                85           83           84
                                               4,206        4,661        4,310

Current assets
Stocks                                           792          848          734
Debtors                                        1,240        1,073        1,057
Deferred taxation                                180          280          174
Investments                                        2            3            2
Cash at bank and in hand                         229          542          575
                                               2,443        2,746        2,542

Creditors - amounts falling due within
one year
Short-term borrowing                            (206)         (57)        (249)
Other creditors                               (1,046)        (995)      (1,114)
                                              (1,252)      (1,052)      (1,363)
Net current assets                             1,191        1,694        1,179
Total assets less current liabilities          5,397        6,355        5,489

Creditors - amounts falling due after
more than one year
Medium and long-term borrowing                (1,920)      (2,442)      (1,734)
Other creditors                                  (41)         (41)         (60)
                                              (1,961)      (2,483)      (1,794)
Provisions for liabilities and charges          (148)        (174)        (165)
Net assets                                     3,288        3,698        3,530

Capital and reserves
Called up share capital                          200          200          200
Share premium account                          2,466        2,460        2,465
Profit and loss account                          411          849          673
Equity shareholders' funds                     3,077        3,509        3,338
Equity minority interests                        211          189          192
                                               3,288        3,698        3,530











Consolidated Statement of Cash Flows

for the six months to 30 June 2003


                                                2003         2002         2002
all figures in GBP millions        Note    half year    half year    full year
Net cash (outflow) / inflow from     10         (293)        (193)         529
operating activities
Dividends from joint ventures and                  1            1            6
associates
Interest received                                  8            6           11
Interest paid                                    (44)         (99)        (151)
Debt issue costs                                  (1)           -            -
Dividends paid to minority                        (2)          (1)          (1)
interests
Returns on investments and                       (39)         (94)        (141)
servicing of finance
Taxation                                          (1)         (35)         (55)
Purchase of tangible fixed                       (56)         (71)        (126)
assets
Sale of tangible fixed assets                      3            -            7
Purchase of investments                           (3)          (3)         (21)
Sale of investments                                -            -            3
Capital expenditure and financial                (56)         (74)        (137)
investment
Purchase of subsidiaries                         (87)         (38)         (87)
Net cash acquired with                             1            -            1
subsidiaries
Purchase of joint ventures and                    (2)          (9)         (40)
associates
Sale of subsidiaries                               -            8            3
Net cash disposed with                             -            -           (1)
subsidiaries
Sale of associates                                56          921          920
Acquisitions and disposals                       (32)         882          796
Equity dividends paid                           (113)        (108)        (181)
Net cash (outflow) / inflow
before management of liquid
resources and financing                         (533)         379          817
Liquid resources acquired                       (112)         (82)         (65)
Collateral deposit (placed) /                      -          (29)          22
reclaimed
Management of liquid resources                  (112)        (111)         (43)
Issue of equity share capital                      1            1            6
Capital element of finance lease                  (2)          (2)          (5)
rentals
Loan facility advanced / (repaid)                326          (59)        (507)

Bonds advanced / (repaid)                        164         (156)        (167)
Collateral deposit reimbursed                     45            -           17
Net movement in other                             (5)           7           (7)
borrowings
Financing                                        529         (209)        (663)
(Decrease) / increase in cash in                (116)          59          111
the period




Statement of Total Recognised Gains and Losses

for the six months ended 30 June 2003



                                                2003         2002         2002
all figures in GBP millions                half year    half year    full year

Loss for the financial period                   (160)        (207)        (111)
Other net gains and losses recognised in
reserves:
Currency translation differences                 (29)        (153)        (317)
Taxation on currency translation                   -            -            5
differences
Total recognised gains and losses               (189)        (360)        (423)
relating to the period
Prior year adjustment - FRS 19                     -          209          209
Total recognised gains and losses               (189)        (151)        (214)






Reconciliation of Movements in Equity Shareholders' Funds

for the six months ended 30 June 2003


                                                2003         2002         2002
all figures in GBP millions                half year    half year    full year

Loss for the financial period                   (160)        (207)        (111)
Dividends on equity shares                       (74)         (73)        (187)
                                                (234)        (280)        (298)
Currency translation differences (net of         (29)        (153)        (312)
taxation)
Goodwill written back on sale of                   -          144          144
subsidiaries and associates
Shares issued                                      1            1            6
Replacement options granted on                     1            -            1
acquisition of subsidiary
Net movement for the period                     (261)        (288)        (459)
Equity shareholders' funds at beginning        3,338        3,797        3,797
of the period
Equity shareholders' funds at end of the       3,077        3,509        3,338
period



Notes to the 2003 Results

for the six months ended 30 June 2003

1.Basis of preparation

The results for the six months ended 30 June 2003 have been prepared in accordance with the accounting policies set out in the 2002 Annual Report.


2a.Sector analysis - sales


                                       2003             2002             2002
all figures in GBP millions       half year        half year        full year

Pearson Education                       927            1,049            2,756
FT Group                                370              370              726
The Penguin Group                       368              394              838
                                      1,665            1,813            4,320


2b.Sector analysis - operating (loss) / profit


                ....................2003 half year.............................

              Results from    Integration        Goodwill      Goodwill    Operating
all figures     operations          costs    amortisation    impairment         loss
in GBP millions

Pearson                (26)             -            (120)            -         (146)
Education
FT Group                43              -             (18)            -           25
The Penguin             21              -             (10)            -           11
Group
Continuing              38              -            (148)            -         (110)
operations
Discontinued             -              -               -             -            -
operations
                        38              -            (148)            -         (110)



             .........................2002 half year...............................

              Results from  Integration        Goodwill      Goodwill    Operating
                operations        costs    amortisation    impairment         loss
all figures
in GBP millions

Pearson                -             (3)           (126)            -         (129)
Education
FT Group              38              -             (33)          (10)          (5)
The Penguin           38             (2)            (10)            -           26
Group
Continuing            76             (5)           (169)          (10)        (108)
operations
Discontinued           -              -              (3)            -           (3)
operations
                      76             (5)           (172)          (10)        (111)



                   ..............2002 full year.................................

             Results from  Integration        Goodwill        Goodwill    Operating
               operations        costs    amortisation      impairment       profit
all figures
in GBP millions

Pearson              326             (7)           (244)            -           75
Education
FT Group              80              -             (65)          (10)           5
The Penguin           87             (3)            (18)            -           66
Group
Continuing           493            (10)           (327)          (10)         146
operations
Discontinued           -              -              (3)            -           (3)
operations
                     493            (10)           (330)          (10)         143


2c.Sector analysis - joint ventures


Included in the analysis of operating (loss) / profit in note 2b are the following amounts in respect of joint ventures:


                                       2003             2002             2002
all figures in GBP millions       half year        half year        full year

Pearson Education                         -                -               (1)
FT Group                                 (4)              (7)             (13)
The Penguin Group                         -                -                1
                                         (4)              (7)             (13)



2d.Sector analysis - associates


Included in the analysis of operating (loss) / profit in note 2b are the following amounts in respect of associates:



                                       .......2003 half year...................
                                     Results from        Goodwill    Operating
                                       operations    amortisation         loss
all figures in GBP millions

Pearson Education                               1               -            1
FT Group                                        6              (8)          (2)
The Penguin Group                               -               -            -
Continuing operations                           7              (8)          (1)
Discontinued operations                         -               -            -
                                                7              (8)          (1)


                                    ........2002 half year....................

                                    Results from         Goodwill    Operating
                                      operations     amortisation         loss

all figures in GBP millions

Pearson Education                              1                -            1
FT Group                                       1              (24)         (23)
The Penguin Group                              -                -            -
Continuing operations                          2              (24)         (22)
Discontinued operations                        -               (3)          (3)
                                               2              (27)         (25)


                                    ...........2002 full year.................

                                    Results from         Goodwill    Operating
                                      operations     amortisation         loss

all figures in GBP millions

Pearson Education                              3               (1)           2
FT Group                                       7              (44)         (37)
The Penguin Group                              -                -            -
Continuing operations                         10              (45)         (35)
Discontinued operations                        -               (3)          (3)
                                              10              (48)         (38)



3.Profit / (loss) on sale of subsidiaries and associates


                                                2003         2002         2002
all figures in GBP millions                half year    half year    full year

Continuing operations:
Loss on sale of Forum                              -            -          (40)
Loss on sale of PH Direct                          -          (10)          (8)
Net profit on sale of other subsidiaries          12            -            3
and associates
Continuing operations                             12          (10)         (45)
Profit on sale of RTL Group -                      -           17           18
discontinued operations
Profit / (loss) on sale of subsidiaries           12            7          (27)
and associates
Taxation                                         (11)         (11)          (6)


4.Net finance costs


                                                2003         2002         2002
all figures in GBP millions                half year    half year    full year

Net interest payable                             (39)         (50)         (94)
Early repayment of debt and termination            -          (37)         (37)
of swap contracts
Net finance costs                                (39)         (87)        (131)


5.(Loss) / profit before taxation


                                                2003         2002         2002
all figures in GBP millions                half year    half year    full year

Loss before taxation                            (138)        (188)         (25)
Goodwill amortisation                            148          172          330
Goodwill impairment                                -           10           10
Integration costs                                  -            5           10
Non operating items                              (11)         (10)          37
Early repayment of debt and termination            -           37           37
of swap contracts
(Loss) / profit before taxation (before
goodwill amortisation and other items)            (1)          26          399




6.(Loss) / earnings per share

In order to show results from operating activities on a comparable basis, an adjusted earnings per share is presented which excludes items as set out below.The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.


                                                2003         2002         2002
all figures are in GBP millions            half year    half year    full year
Loss for the financial period                   (160)        (207)        (111)
Adjustments:
- Non operating items                            (11)         (10)          37
- Integration costs                                -            5           10
- Goodwill amortisation                          148          172          330
- Goodwill impairment                              -           10           10
- Early repayment of debt and termination          -           37           37
of swap contracts
Taxation on above items                            9           (3)         (67)
Minority interest share of above items            (4)           -           (5)
Adjusted (loss) / earnings                       (18)           4          241
Weighted average number of shares
(millions)
- for earnings and adjusted earnings           797.1        795.9        796.3
Effect of dilutive share options                   -            -            -
Weighted average number of shares
(millions)
- for diluted loss                             797.1        795.9        796.3
Adjusted (loss) / earnings per share            (2.3)p        0.5p        30.3p
Loss per share                                 (20.1)p      (26.0)p      (13.9)p


Where the Group has made a loss for the financial period, after taking into account goodwill amortisation, the effect of share options is anti-dilutive and there is no difference between the loss per share and the diluted loss per share.

7.Taxation

The tax rate provided in the profit and loss account is analysed as follows:

                                                2003         2002         2002
all figures in percentages                 half year    half year    full year
UK tax rate                                     30.0         30.0         30.0
Effect of overseas tax rates                     4.0          4.8          2.8
Other items                                        -         (0.8)           -
Tax rate reflected in adjusted (loss) /         34.0         34.0         32.8
earnings


The taxation charge is analysed as:

                                        2003             2002             2002
all figures in GBP millions        half year        half year        full year

Parent and subsidiaries                   (7)              (4)             (60)
Joint ventures and associates             (2)              (2)              (4)
                                          (9)              (6)             (64)


8.Dividends

The directors have declared an interim dividend of 9.4p per equity share, payable on 26 September 2003 to shareholders on the register at the close of business on 8 August 2003.


9.Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar.The relevant rates are as follows:



                                        2003             2002             2002
                                   half year        half year        full year

Average for operating profits           1.61             1.45             1.51
Period end rate                         1.65             1.52             1.61




10.Note to consolidated statement of cash flows


                                                2003         2002         2002
all figures in GBP millions                half year    half year    full year
Reconciliation of operating (loss) /
profit to net cash (outflow) /
inflow from operating activities
Total operating (loss) / profit                 (110)        (111)         143
Share of operating loss of joint ventures          5           32           51
and associates
Depreciation charges                              56           63          122
Subsidiary goodwill amortisation and             140          155          292
impairment
(Increase) / decrease in stocks                  (68)         (27)          43
Increase in debtors                             (137)         (94)        (111)
(Decrease) / increase in creditors              (165)        (156)          64
Decrease in operating provisions                 (14)         (51)         (50)
Other and non-cash items                           -           (4)         (25)
Net cash (outflow) / inflow from                (293)        (193)         529
operating activities
Dividends from joint ventures and                  1            1            6
associates
Purchase of tangible fixed assets                (56)         (71)        (126)
Capital element of finance lease                  (2)          (2)          (5)
rentals
Proceeds from sale of tangible fixed               3            -            7
assets
Add back: Non operating expenditure on             3            4            -
fixed assets
Add back: Cash spent against integration           6           32           44
and fair value provisions
Pearson operating cashflow                      (338)        (229)         455
Operating tax paid                                (1)         (19)         (46)
Operating finance charges                        (36)         (56)        (104)
Operating free cashflow                         (375)        (304)         305
Non operating tax paid                             -          (16)          (9)
Non operating finance charges                      -          (37)         (37)
Integration and fair value spend                  (6)         (32)         (44)
Total free cashflow                             (381)        (389)         215
Dividends paid (including minorities)           (115)        (109)        (182)
Net movement of funds from operations           (496)        (498)          33
Acquisitions of businesses and                   (59)         (50)        (124)
investments
Disposals of businesses, investments and          51          930          930
property
New equity                                         1            1            6
Other non operating items                          -           (5)          (5)
Net movement of funds                           (503)         378          840
Exchange movements on net debt                    14           44          131
Total movement in net debt                      (489)         422          971


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: July 28, 2003

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary